Exhibit 99.3

Eco Wave Power Reports H1 2026 Results, Highlighting Strong Financial and Operational Progress

12% Reduction in Net Loss, 9% Decrease in Operating Expenses and 58% Increase in Cash Position; Capital Raised at a Premium Through Registered Direct Offering; Company Featured in NVIDIA’s Corporate Blog and Jensen Huang’s GTC Taiwan Keynote; Regulatory Momentum from Israel’s New Blue-Tech Initiative and California’s SB 605; Continued Progress Across Key Projects in the U.S., Europe and Asia

Stockholm, Sweden – August 11, 2026 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, is pleased to report its financial results for the six months ended June 30, 2026, and provide a corporate update.

Management Commentary

Strengthened Financial Position, Operational Progress and AI-Driven Innovation

During the first half of 2026, Eco Wave Power continued to execute a disciplined strategy focused on financial efficiency, advancement of its key projects and the integration of artificial intelligence and advanced digital technologies into its wave energy platform. The Company continued to strengthen its position across Europe, the United States and Asia, while advancing AI-driven initiatives designed to enhance predictive maintenance, system optimization, digital-twin capabilities and the future integration of wave energy with emerging power-intensive applications, including data centers.

●	Strengthened Financial Position: The Company raised $4.0 million in gross proceeds through a registered direct offering with a single institutional investor. As of June 30, 2026, the Company’s cash position increased by approximately 58% compared to March 31, 2026, strengthening the Company’s financial resources as it advances its global growth strategy.

●	Operating Expense Reduction: Operating expenses decreased by approximately 9% compared to the first half of 2025, reflecting the Company’s continued focus on disciplined cost management.

●	Reduced Net Loss: Net loss decreased by approximately 12% compared with the first half of 2025, reflecting continued financial discipline and improved operating efficiency.

●	Growth in Other Income and Grant Funding: Other income increased by approximately 3% compared to the first half of 2025. In addition, grants received through the European Green Deal’s ILIAD Consortium and Innovate UK increased by approximately 56.8%, supporting the Company’s ongoing research, development and technology-advancement activities.

●	AI and Digital Innovation: During H1 2026, Eco Wave Power continued to expand the role of artificial intelligence within its technology platform, including work on AI-powered predictive maintenance, digital twins and intelligent system optimization. The Company’s growing focus on the intersection of renewable energy and AI was further highlighted through its participation in the NVIDIA Inception program, its appearance in NVIDIA’s corporate blog, which explored the potential for ocean-powered data centers, and its inclusion in Jensen Huang’s GTC Taiwan keynote.

$4.0 Million Registered Direct Offering Priced at a Premium to Market

On June 29, 2026, Eco Wave Power announced the successful closing of a $4.0 million registered direct offering with a single strategic institutional investor, strengthening the Company’s balance sheet and supporting the continued advancement of its global project portfolio and AI-driven growth strategy.

The offering consisted of 400,000 American Depositary Shares (“ADSs”) at $10.00 per ADS, representing a 10.7% premium to the previous Nasdaq closing price. Gross proceeds were approximately $4.0 million, before deducting placement agent fees and offering expenses.

The additional capital is intended to support Eco Wave Power’s continued execution across its international project pipeline, while further advancing its strategy to position wave energy as a renewable energy layer for AI and digital infrastructure. The Company is also expanding its AI capabilities, including digital twins and other AI-driven technologies designed to enhance the performance, monitoring, optimization and scalability of its wave energy systems.

“The successful completion of this financing marks another important milestone for Eco Wave Power as we continue advancing our global project portfolio,” said Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power. “With projects progressing across multiple international markets and growing global demand for reliable renewable energy to support digital infrastructure and AI, we believe this financing further strengthens our ability to execute our strategy while creating long-term value for our shareholders.”

In connection with the offering, the investor also received warrants to purchase up to 300,000 ADSs at an exercise price of SEK 116.76 per ADS ($12.00 per ADS), representing a 32.9% premium to the previous Nasdaq closing price. The warrants are exercisable immediately and expire on June 26, 2029.

Positioning Wave Energy for the Emerging AI Infrastructure Market

During H1 2026, Eco Wave Power significantly expanded its activities at the intersection of wave energy, artificial intelligence, digital twins and next-generation energy infrastructure, while gaining increased visibility within NVIDIA’s global AI ecosystem.

In March 2026, Eco Wave Power’s technology was featured during NVIDIA Founder and CEO Jensen Huang’s GTC keynote in California, where a video and digital twin representation of the Company’s wave energy technology demonstrated how ocean waves can be harnessed for clean electricity generation. The presentation highlighted the growing role of AI-driven modelling, simulation and digital twins in the design, monitoring and optimization of real-world infrastructure.

On May 4, 2026, NVIDIA featured Eco Wave Power in a short film published across its global social media platforms, highlighting the Company’s vision of using artificial intelligence to optimize wave energy generation. NVIDIA stated: “The ocean holds more energy than the world will ever need. Eco Wave Power uses AI to turn every wave into clean electricity. Renewable energy powered by the sea.”

On May 18, 2026, Eco Wave Power announced that its wholly owned subsidiary, Eco Wave Power U.S. Inc. (“Eco Wave Power U.S.”), joined the NVIDIA Inception program, providing the Company with access to NVIDIA developer tools, technical resources, training and ecosystem support as it advances AI-driven applications for renewable energy infrastructure and intelligent energy management.

Eco Wave Power U.S. is expected to serve as the Company’s central hub for AI-related initiatives and intelligent infrastructure development across its global project portfolio. As part of this strategy, the Company is advancing discussions regarding research and development collaborations with leading academic institutions in Florida and Michigan, as well as technology and infrastructure stakeholders. These initiatives are expected to focus on digital twins, predictive maintenance, AI-powered operational optimization and the integration of intelligent energy-management layers into wave energy systems, as well as potential future applications for data center infrastructure.

On June 2, 2026, Eco Wave Power’s technology was featured for the second time within approximately three months in a flagship NVIDIA GTC keynote, this time during Jensen Huang’s GTC Taipei 2026 presentation. The second appearance further highlighted the growing role of digital twins and advanced simulation technologies in optimizing real-world infrastructure.

The Company’s AI strategy gained further visibility on June 22, 2026, when Eco Wave Power was featured in an NVIDIA corporate blog titled “Eco Wave Power Turns Waves Into Watts With NVIDIA AI Infrastructure and Digital Twins.” The feature highlighted Eco Wave Power’s development of an AI Wave Energy Layer using NVIDIA Omniverse libraries and accelerated computing, while also exploring the longer-term potential for ocean-powered data centers.

As global investment in artificial intelligence and data centers accelerates, the demand for reliable and scalable electricity infrastructure is expected to increase substantially. Eco Wave Power believes its proprietary onshore wave energy technology has the potential to contribute to this emerging energy ecosystem, particularly for coastal and nearshore infrastructure. The Company has initiated discussions with data center developers and infrastructure partners to explore potential integration of wave energy into future AI-focused energy solutions.

Israel: Grid-Connected Operations and Growing Government Support for Wave Energy and Blue-Tech

Eco Wave Power continues to operate Israel’s first—and only—grid-connected wave energy power station at Jaffa Port. The EWP-EDF One project generates clean electricity from ocean waves and exports it directly to Israel’s national grid under a Power Purchase Agreement with the Israel Electric Corporation. The technology has also been recognized as a “Pioneering Technology” by the Chief Scientist of Israel’s Ministry of Energy and Infrastructure.

Since the beginning of 2025, the Jaffa Port power station has maintained zero downtime, while continuing to demonstrate the operational viability of Eco Wave Power’s onshore wave energy technology under real-world marine conditions. The project provides valuable operating data and demonstrates how existing coastal infrastructure can be transformed into renewable energy-generating assets without requiring offshore seabed installations.

The Jaffa Port site is also serving as an important platform for the Company’s continued technology development. Eco Wave Power is integrating artificial intelligence and digital twin capabilities into its wave energy systems, with the objective of improving energy-production optimization, predictive maintenance, system monitoring and the future integration of marine renewable energy with AI-driven infrastructure.

Following the end of H1 2026, Eco Wave Power welcomed a new joint initiative announced by Israel’s Ministry of Energy and Infrastructure and the Israel Innovation Authority, allocating NIS 6 million (approximately $2 million) to advance next-generation Blue-Tech energy technologies. The program specifically targets breakthrough technologies in areas including wave energy generation, offshore energy systems and AI-powered marine energy management, areas that closely align with Eco Wave Power’s technology and development strategy.

During the official inauguration of the Jaffa Port power station in December 2024, Israel’s Minister of Energy and Infrastructure, Eli Cohen, highlighted the project as an example of Israel’s leadership in innovation and renewable energy and emphasized its potential contribution to cleaner electricity generation and greater national energy security.

The new Blue-Tech initiative provides further evidence of growing government interest in the commercialization of marine renewable energy technologies. Together with emerging policy support in markets such as California, Eco Wave Power believes these developments reflect increasing international recognition of wave energy’s potential to progress from demonstration projects toward broader commercial deployment.

United States: Port of Los Angeles Pilot and California Commercialization Pathway

In March 2026, Eco Wave Power successfully completed and submitted the final report for its pilot project at the Port of Los Angeles, developed in collaboration with AltaSea and Shell Marine Renewable Energy. The project demonstrated the feasibility of integrating Eco Wave Power’s wave energy technology into existing coastal infrastructure, without requiring offshore construction or seabed installation.

The pilot provided important technical, operational, regulatory and economic data supporting the potential scalability of Eco Wave Power’s technology. By utilizing existing marine structures, the Company’s approach has the potential to simplify deployment, reduce installation complexity and support wave energy development close to major coastal population and electricity-demand centers.

Eco Wave Power’s infrastructure-integrated approach has also been highlighted by the U.S. Department of Energy’s National Renewable Energy Laboratory (“NREL”), which has identified potential economic and deployment advantages associated with wave energy systems that leverage existing coastal infrastructure.

Following the end of H1 2026, Eco Wave Power highlighted its inclusion in California’s Final Consultant Report on Sea Space Analysis for Wave and Tidal Energy, prepared for the California Energy Commission as part of the State’s Senate Bill 605 (“SB 605”) initiative.

The SB 605 process represents one of the most comprehensive state-led assessments of marine renewable energy in the United States, evaluating potential deployment areas, electrical infrastructure, environmental considerations, ocean-use conflicts, monitoring requirements and pathways toward future commercialization of wave and tidal energy.

Importantly, the report specifically references Eco Wave Power and its Port of Los Angeles pilot project as part of California’s assessment of existing marine renewable energy developments. It notes the Company’s receipt of a U.S. Army Corps of Engineers Nationwide Permit and the deployment of Eco Wave Power’s technology at AltaSea at the Port of Los Angeles.

The Company believes California’s continued evaluation of wave energy, together with the successful completion of Eco Wave Power’s Port of Los Angeles pilot, provides an important foundation for potential future commercial deployments in the United States.

Unlike offshore marine energy technologies that require seabed installations, Eco Wave Power’s patented system is designed for deployment on existing man-made coastal structures, including breakwaters, jetties, piers and port infrastructure. The Company believes this approach has the potential to reduce deployment complexity and environmental and ocean-use impacts, while supporting a more practical pathway toward commercial-scale wave energy installations.

Portugal: Advancing First Megawatt-Scale Project Under 20 MW Concession

Eco Wave Power continued advancing its first megawatt-scale wave energy project in Porto, Portugal, representing the initial phase of the Company’s 20 MW concession agreement with APDL, the Port Authority of Douro, Leixões and Viana do Castelo.

During H1 2026, the Company continued coordinating with APDL regarding the reinforcement works at the Barra do Douro breakwater, which are currently underway. Recent updates received from APDL indicate that the works are progressing at the project site, including the infrastructure designated for Eco Wave Power’s future installation.

In parallel, Eco Wave Power is in advanced discussions with Portuguese subcontractors expected to support the execution phase of the project, further advancing preparations toward deployment.

In August 2026, Eco Wave Power Founder and CEO Inna Braverman is expected to visit Porto for meetings with APDL, project subcontractors and other local stakeholders, as well as to review progress at the project site.

The planned 1 MW installation represents the first phase of the Company’s 20 MW concession and an important step in Eco Wave Power’s transition toward larger-scale commercial deployments. The project is expected to provide valuable operational and execution experience that can support the development of subsequent megawatt-scale installations in Portugal and other international markets.

Taiwan: Advancing First Wave Energy Project and Asia-Pacific Expansion

Eco Wave Power continued advancing its first wave energy project in Taiwan, in collaboration with I-Ke International Ocean Energy Co. (“I-Ke”), a subsidiary of Lian Tat Company.

The project is expected to incorporate local manufacturing of Eco Wave Power’s floaters and deployment of a turnkey wave energy system, supporting the development of local manufacturing capabilities while demonstrating the scalability of the Company’s technology in the Asia-Pacific region.

In March 2026, I-Ke secured a five-year land lease agreement, with an option for extension, at Suao Port for the designated wave energy project site. Securing the site represents an important milestone toward the project’s implementation and provides a foundation for advancing the next stages of development.

The application for the transfer of land-use rights has been submitted to the Taiwan International Ports Corporation, with the required port work permits expected to be obtained by October 2026, providing a defined regulatory pathway toward project execution.

The Suao Port project represents a strategic entry point for Eco Wave Power into the Asia-Pacific market and is intended to demonstrate the ability to manufacture and deploy the Company’s technology locally, creating a model that could support future expansion into additional ports and coastal markets across the region.

As Taiwan continues to expand its renewable energy capacity while investing heavily in semiconductors, artificial intelligence and digital infrastructure, Eco Wave Power believes wave energy could become part of the region’s diversified renewable energy mix and potentially contribute to the growing electricity requirements of coastal data centers and other AI-related infrastructure.

India: Advancing Collaboration with BPCL to Unlock Wave Energy Potential

Eco Wave Power continued advancing its collaboration with Bharat Petroleum Corporation Limited (“BPCL”) to explore the deployment of wave energy technology in India, one of the world’s largest and fastest-growing energy markets.

The collaboration is expected to begin with a site-assessment study and progress toward a pilot installation at BPCL’s Mumbai Oil Terminal, providing an opportunity to evaluate Eco Wave Power’s technology under local operating conditions and establish a foundation for potential future deployments.

India’s extensive coastline, growing electricity demand and continued investment in renewable energy infrastructure create a significant long-term opportunity for wave energy. Eco Wave Power believes its technology could complement India’s broader renewable energy mix while supporting future industrial, coastal and digital infrastructure, including the increasing electricity requirements associated with data centers and AI-driven growth.

The Company views its collaboration with BPCL as an important step toward establishing a presence in the Indian market and demonstrating the potential for Eco Wave Power’s technology to be deployed across additional suitable coastal and port infrastructure in the future.

CEO Commentary

The first half of 2026 was an important period for Eco Wave Power, marked by stronger financial performance, continued operational execution and the expansion of our strategy into artificial intelligence and next-generation energy infrastructure.

From a financial perspective, we remained focused on disciplined capital management while continuing to advance our global growth strategy. During the first half of the year, we reduced operating expenses by approximately 9% and decreased our net loss by approximately 12% compared with the same period last year.

We also strengthened our financial position through the successful completion of a $4 million registered direct offering with a single strategic institutional investor, priced at a 10.7% premium to the previous Nasdaq closing price. We believe raising capital at a premium to market was an important achievement and provides us with additional resources to continue advancing our projects and technology.

At the same time, we continued making meaningful progress toward our long-term objective of taking wave energy from demonstration to commercial-scale deployment.

In Israel, our grid-connected EWP-EDF One project at Jaffa Port continues to operate and provide us with valuable real-world data. Since the beginning of 2025, the station has maintained zero downtime, demonstrating the ability of our technology to operate in real marine conditions while exporting clean electricity into the national grid. We are also using the project as a platform for continued technological development, including the integration of digital twins, predictive maintenance and AI-driven optimization.

In the United States, we completed and submitted the final report for our Port of Los Angeles pilot project, developed in collaboration with AltaSea and Shell Marine Renewable Energy. This project has provided important technical, regulatory and economic experience for our U.S. activities and demonstrated our ability to deploy wave energy technology on existing coastal infrastructure without requiring offshore seabed installation.

We were also encouraged to see Eco Wave Power and our Port of Los Angeles project specifically referenced within California’s SB 605 process as the State continues evaluating pathways for the future development and commercialization of wave and tidal energy. We believe this growing policy attention is an important step toward creating the regulatory and commercial framework required for larger-scale marine renewable energy deployment in the United States.

Portugal continues to represent one of the most important steps in our transition toward megawatt-scale deployment. Our planned 1 MW project in Porto represents the first phase of our 20 MW concession agreement with APDL. Reinforcement works at the Barra do Douro breakwater are now underway and progressing, including works affecting the infrastructure designated for our future installation.

In parallel, we are advancing discussions with Portuguese subcontractors expected to participate in the execution phase of the project. I also look forward to visiting Porto in August to meet with APDL and our local partners and review the progress at the project site firsthand. We believe the Porto project can provide important execution and operational experience as we work toward larger-scale wave energy deployments.

We continued expanding our international footprint in Asia as well. In Taiwan, our partner has secured the project site at Suao Port, and the permitting process is progressing toward the expected receipt of the required port work permits. The project is particularly important to us because it combines local manufacturing with deployment of Eco Wave Power’s technology and could establish a model for future expansion across the Asia-Pacific region.

In India, we continued advancing our collaboration with Bharat Petroleum Corporation Limited to evaluate wave energy deployment, beginning with a site assessment and a potential pilot installation at BPCL’s Mumbai Oil Terminal. India’s extensive coastline, growing electricity demand and investment in renewable energy infrastructure represent an important potential long-term market for our technology.

One of the most exciting developments during H1, however, has been the rapid expansion of Eco Wave Power’s activities at the intersection of renewable energy and artificial intelligence.

During the first half of the year, our technology was featured twice in keynote presentations by NVIDIA Founder and CEO Jensen Huang—first at GTC in California and again at GTC Taipei. Eco Wave Power U.S. also joined the NVIDIA Inception program, and NVIDIA subsequently featured our technology and AI strategy through its global platforms and corporate blog, highlighting our work with digital twins, NVIDIA Omniverse libraries and accelerated computing, as well as the potential longer-term role of ocean energy in powering data center infrastructure.

For us, AI represents more than an opportunity to improve our own technology. We see two complementary opportunities.

First, we are developing AI-driven tools that can improve the performance, monitoring, predictive maintenance, optimization and scalability of our wave energy systems. Second, we believe the rapid growth of AI and data centers is creating an unprecedented need for additional reliable and sustainable electricity generation.

Many of the world’s largest population centers, ports and digital infrastructure assets are located along coastlines. We believe this creates an opportunity for wave energy to eventually become part of the broader renewable energy mix supporting the significant growth in electricity demand associated with AI and next-generation computing infrastructure.

We have therefore begun exploring this opportunity with academic institutions, technology companies, infrastructure partners and data center developers, while continuing to develop the AI capabilities that can strengthen the performance and intelligence of our own technology.

We are also seeing encouraging signs of increased government attention to wave energy. Following the end of H1, Israel announced a new Blue-Tech Energy initiative supporting technologies including wave energy and AI-powered marine energy management. Together with developments in California and other international markets, we believe this reflects a broader shift in how governments and industry are beginning to view marine renewable energy—from primarily research and demonstration toward commercialization and real infrastructure deployment.

As we move through the second half of 2026, our priorities remain focused: advancing our first megawatt-scale project in Portugal, building on the progress achieved in the United States, moving our projects in Taiwan and India toward their next development stages, continuing to generate valuable operational experience from our grid-connected project in Israel, expanding our AI capabilities and maintaining the financial discipline required to execute our strategy responsibly.

We believe Eco Wave Power today is positioned at the convergence of several important global trends: the transition toward renewable energy, the increasing need for energy security, the modernization of coastal infrastructure and the extraordinary growth in electricity demand driven by artificial intelligence and data centers.

We enter the second half of 2026 with a stronger financial position, meaningful progress across our key markets and a growing opportunity to position wave energy within the emerging AI and digital infrastructure ecosystem.

I am proud of what our team has accomplished during the first half of the year and remain confident in the long-term potential of our technology, our global project pipeline and the market we are building.

We look forward to continuing to execute on our strategy and to updating our shareholders as we reach the next milestones in Eco Wave Power’s growth.

Inna Braverman
Founder and Chief Executive Officer
Eco Wave Power

H1 2026 Financial Overview

Operating expenses for the period of six months ended June 30, 2026, were $1,451 thousand, down by 9% ($137 thousand) from the same period last year.

●	Research and development expenses decreased by $181 thousand, or 45%, to $218 thousand for the six months ended June 30, 2026, compared to $399 thousand for the six months ended June 30, 2025. This decrease was primarily attributable to a $29 thousand decrease in labor and related expenses, a $124 thousand decrease in other research and development costs, a $67 thousand increase in grants received in the first half of 2026 and a $39 thousand increase in depreciation.

●	Sales and marketing expenses increased by $51 thousand, or 41%, to $174 thousand for the six months ended June 30, 2026, compared to $123 thousand for the six months ended June 30, 2025. This increase was primarily attributable to a $16 thousand increase in payroll and related expenses and a $35 thousand increase in travel and investors communication expenses in the first half of 2026.

●	General and administrative expenses decreased by $16 thousand, or 1%, to $1,073 thousand for the six months ended June 30, 2026, compared to $1,089 thousand for the six months ended June 30, 2025. This decrease was primarily attributable to a $73 thousand decrease in professional fees, a $34 thousand decrease in travel expenses, a $22 thousand decrease in insurance expenses, a $30 thousand decrease in other general and administrative expenses and a $143 thousand increase in payroll and related expenses in the first half of 2026.

●	Other income increased by $2 thousand, or 3%, to $64 thousand for the six months ended June 30, 2026 compared to $62 thousand for the six months ended June 30, 2025. Other income during 2025 and 2026 was primarily derived from technology demonstrations development support activities in the United States, and management fees from a joint venture received by the Company.

●	Share of net loss of a joint venture accounted for using the equity method was $50 thousand.

●	Operating loss decreased by $137 thousand, or 9%, to $1,451 thousand for the six months ended June 30, 2026, compared to $1,588 thousand for the six months ended June 30, 2025.

●	Net financial loss was $221 thousand for the six months ended June 30, 2026, compared to $304 thousand net financial loss for the six months ended June 30, 2025. This decrease was primarily attributable to foreign exchange rate fluctuations, including the appreciation of the Swedish Krona and of the New Israeli Shekel against the U.S. dollar.

●	Net loss decreased by $220 thousand, or 12%, to $1,672 thousand for the six months ended June 30, 2026, compared to $1,892 thousand for the six months ended June 30, 2025.

●	As of June 30, 2026, the Company held $8.4 million in total liquidity, consisting of $8.15 million in cash and cash equivalents and $0.25 million in restricted short-term bank deposits.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman and the Company’s Chief Financial Officer, Aharon Yehuda, will host a conference call to discuss the financial results and outlook on Tuesday, August 11, 2026, at 5:00 PM Eastern time.

●	The dial-in numbers for the conference call are 888-506-0062 (toll-free) or 973-528-0011(international). If requested, please provide participant access code: 229009.

●	The event will be webcast live, available at: https://www.webcaster5.com/Webcast/Page/2922/54391

●	You may submit your questions for the call until August 11, 2026 at 12:00 PM Eastern time via email to: aharon@ecowavepower.com

A replay will be available by telephone approximately four hours after the call’s completion until Monday, August 24, 2026. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 54391. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise-driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure - Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com

For press inquiries, please contact: info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For more information, please contact:

Aharon Yehuda, CFO

Aharon@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its belief that its proprietary onshore wave energy technology has the potential to contribute to the emerging energy ecosystem for coastal and nearshore infrastructure including data centers, the Company’s initiation of discussions with data center developers and infrastructure partners to explore potential integration of wave energy into future AI-focused energy solutions, the expectation that Eco Wave Power’s strategy to position wave energy as a renewable energy layer for AI and digital infrastructure will continue to advance, the belief that the Port of Los Angeles pilot project provides an important foundation for potential future commercial deployments in the United States, the advancement of the megawatt-scale wave energy project in Portugal including the expectation that the planned 1 MW installation will provide valuable operational and execution experience for subsequent megawatt-scale installations, the expectation that port work permits for the Taiwan project at Suao Port will be obtained by October 2026 and the belief that the project could establish a model for future expansion across the Asia-Pacific region, the collaboration with Bharat Petroleum Corporation Limited (BPCL) to explore wave energy deployment in India including the expectation that a pilot installation at BPCL’s Mumbai Oil Terminal could establish a foundation for potential future deployments, the belief that wave energy could complement India’s broader renewable energy mix while supporting future industrial, coastal and digital infrastructure, the belief that growing government interest in wave energy in Israel and California reflects increasing international recognition of wave energy’s potential to progress from demonstration projects toward broader commercial deployment, the Company’s continued development of AI-driven tools including digital twins, predictive maintenance and intelligent system optimization, and the belief that maintaining a diversified global project pipeline will allow the Company to continue progressing toward commercial-scale wave energy deployments while strengthening its position within the global renewable energy sector. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	June 30, 2026	December 31, 2025
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	8,152	6,022
Restricted short-term bank deposits	251	251
Trade receivables	4	9
Other receivables and prepaid expenses	245	254
TOTAL CURRENT ASSETS	8,652	6,536

NON-CURRENT ASSETS:
Property and equipment, net	873	929
Right-of-use assets, net	59	137
Investments in a joint venture accounted for using the equity method	549	534
TOTAL NON-CURRENT ASSETS	1,481	1,600
TOTAL ASSETS	10,133	8,136
Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	1,057	1,042
Current maturities of long-term loan	163	139
Accounts payable and accruals:
Trade	95	130
Other	1,113	1,181
Short term lease liabilities	54	133
TOTAL CURRENT LIABILITIES	2,482	2,625

NON-CURRENT LIABILITIES:
Long-term loan	-	24
TOTAL NON-CURRENT LIABILITIES	-	24

TOTAL LIABILITIES	2,482	2,649

EQUITY:
Common shares	116	102
Share premium	29,438	25,882
Treasury shares	(77)	(77)
Foreign currency translation reserve	(1,208)	(1,466)
Accumulated deficit	(20,438)	(18,768)
Capital and reserves attributable to parent company shareholders	7,831	5,673
Non-Controlling interest	(180)	(186)
TOTAL EQUITY	7,651	5,487
TOTAL LIABILITIES AND EQUITY	10,133	8,136

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2026	2025	2026	2025
	In USD Thousands
OPERATING EXPENSES
Research and development expenses	(78)	(218)	(218)	(399)
Sales and marketing expenses	(103)	(46)	(174)	(123)
General and administrative expenses	(574)	(550)	(1,073)	(1,089)
Other income	12	8	64	62
Share of net loss of a joint venture accounted for using the equity method	(26)	(17)	(50)	(39)
TOTAL OPERATING EXPENSES	(769)	(823)	(1,451)	(1,588)

OPERATING LOSS	(769)	(823)	(1,451)	(1,588)

Financial expenses	(231)	(611)	(274)	(444)
Financial income	23	47	53	140
FINANCIAL LOSS - NET	(208)	(564)	(221)	(304)

NET LOSS	(977)	(1,387)	(1,672)	(1,892)

ATTRIBUTABLE TO:
The Parent Company shareholders	(977)	(1,378)	(1,670)	(1,877)
Non-controlling interests	-	(9)	(2)	(15)
	(977)	(1,387)	(1,672)	(1,892)

	In USD
Loss per common share – Basic and diluted	(0.02)	(0.03)	(0.04)	(0.04)

Weighted average number of common shares used in calculation of loss per common share	46,861,128	46,731,027	46,788,816	46,732,828